UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: April 10, 2006

HEALTHBRIDGE, INC.
(Exact name of registrant as specified in its charter)

TEXAS
(State or other jurisdiction of incorporation or organization)

000-30377	06-1538201
(Commission File Number)	(IRS Employer Identification Number)

Nora Coccaro, Chief Executive Officer
2610-1066 West Hastings Street, Vancouver, British Columbia V6E 3X2
(Address of principal executive offices)

(604) 602-1717
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On April 10, 2006, Healthbridge, Inc., ("Healthbridge") entered into a Securities Exchange Agreement ("Securities Agreement") with Providence Exploration, LLC ("Providence") and the membership unit holders of Providence. Providence is an oil and gas exploration company headquartered in Dallas, Texas with oil, gas and mineral lease hold interests in Comanche, Hamilton and Val Verde Counties, Texas.

Healthbridge intends to acquire Providence and its wholly owned subsidiaries in a stock for ownership exchange. The Securities Agreement requires the exchange of 4,286,330 shares of Healthbridge's common stock for all 1,250,000 of the issued and outstanding membership units of Providence. Healthbridge expects to close this transaction, subject to shareholder approval, on June 9, 2006. The closing is further conditioned upon Healthbridge's commitment to loan Providence up to $5,000,000 of which $4,200,000 has been loaned to date.

On April 10, 2006, Healthbridge entered into a Note Exchange Agreement ("Note Agreement") with the holders of certain promissory notes issued by Providence whereby Healthbridge intends to acquire the outstanding promissory notes from the note holders in exchange for 12,213,670 shares of Healthbridge's common stock, to be distributed to the note holders as detailed in the Note Agreement. Healthbridge expects to close this transaction, subject to shareholder approval, on June 9, 2006. The closing is further conditioned upon simultaneous closing with the Securities Agreement.

Markus Mueller, one of the note holders to exchange his promissory note for shares pursuant to the Note Agreement, is a director of Healthbridge. Mr. Mueller will be entitled to 2,160,949 shares of Healthbridge on closing of the Note Exchange.

ITEM 7.01   REGULATION FD DISCLOSURE

The information contained herein includes a press release dated April 11, 2006 which announced the execution of the Securities Agreement and Note Agreement in addition to Providence's acquisition of 12,832 acres of oil and gas leases in Val Verde County, Texas, attached as Exhibit 99. The press release is incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD.

This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   The following exhibits are filed herewith:

Exhibit No.	Page No.	Description
10(i)	4	Securities Exchange Agreement dated April 10, 2006, between Healthbridge, Providence and the unit holders of Providence.
10(ii)	29	Note Exchange Agreement dated April 10, 2006, between Healthbridge and the holders of Convertible Promissory Notes issued by Providence.
99	51	Press release dated April 11, 2006, announcing the Securities Agreement and Note Agreement in addition to the completion of an acquisition by Providence of the Val Verde oil and gas leases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Healthbridge, Inc.   **Date**

By: __/s/ Nora Coccaro   April 12, 2006

Name: Nora Coccaro
Title: Chief Executive Officer

Exhibit 10(i)

Securities Exchange Agreement

BETWEEN

Healthbridge, Inc.

AND

Providence Exploration, LLC

AND

Unit Holders of Providence Exploration, LLC

DATED

April 10, 2006

Exhibit 10(i)

SECURITIES EXCHANGE AGREEMENT

THIS SECURITIES EXCHANGE AGREEMENT ("Agreement"), is entered into as of April 10, 2006, by and between Healthbridge, Inc., a Texas corporation ("Company") and Providence Exploration, LLC, a Texas limited liability company, and its subsidiaries ("Providence"), and Abram and Shirley Janz, the sole members of Providence ("Sellers"),

WITNESSETH:

WHEREAS, the Sellers own one million two hundred fifty thousand (1,250,000) membership units in Providence, which units constitute 100% of the outstanding ownership or right to ownership of Providence (the "Providence Units");

WHEREAS, Providence has two wholly owned subsidiaries, specifically (i) PDX Drilling, LLC, an energy exploration services company, and (ii) Providence Resources, LLC;

WHEREAS, Providence has entered into a Joint Exploration Agreement with Harding Company, dated October 1, 2005, as amended, to purchase, explore and develop certain oil, gas and mineral interests underlying approximately 6,272 acres in Comanche and Hamilton Counties, Texas;

WHEREAS, Providence has entered into an Agreement of Purchase and Sale with Global Mineral Solutions, LP, dated March 31, 2006, to purchase, explore and develop certain oil, gas and mineral interests underlying approximately 12,832 acres in Val Verde County, Texas;

WHEREAS, the Company has entered into a commitment to loan up to five million dollars ($5,000,000) to Providence pursuant to a Secured Revolving Replacement Promissory Note, dated December 1, 2005, for the purpose of funding Providence's purchase of said oil, gas and mineral interests and to fund Providence's ongoing, exploration and development obligations under the Joint Exploration Agreement and the Agreement of Purchase and Sale; and

WHEREAS, contemporaneously with its execution of this Agreement the Company is entering into that certain Note Exchange Agreement (the "Note Exchange Agreement") with certain individuals and entities (collectively, the "Holders") to whom the Providence is indebted as evidenced by certain Convertible Promissory Notes (the "Notes"), pursuant to which Note Exchange Agreement the Holders have agreed to exchange the Notes for certain shares of the $0.0001 par value common stock of the Company ("Company Shares");

WHEREAS, the Company desires to acquire from the Sellers, and the Sellers desire to convey to the Company, all of the Providence Units in exchange for an aggregate of four million two hundred eighty-six thousand three hundred thirty (4,286,330) Company Shares distributed to the Sellers.

WHEREAS, the Holders have made it a condition to closing of the transactions contemplated in the Note Exchange Agreement that the transactions contemplated in this Agreement be consummated; and Sellers have made it a condition to closing of the transactions contemplated in this Agreement that the transactions contemplated in the Note Exchange Agreement be consummated.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

Exhibit 10(i)

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1   Defined Terms. Unless otherwise specifically defined in this Agreement or the context otherwise requires, capitalized terms used in this Agreement shall have the following meanings:

1.1.1   "Affiliate" or "Affiliated" means, in relation to any party, any company or other commercial entity or person which directly or indirectly controls, is controlled by or is under common control with such party or any of such party's directors, managers, supervisors or management personnel.

1.1.2   "Agreement" means this agreement, the recitals hereto and all Exhibits and Schedules attached to this Agreement, in each case, as they may be amended or supplemented from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby", and similar expressions, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and unless otherwise indicated, references to sections and subsections are to sections and subsections in this Agreement.

1.1.3   "Applicable Law" means any domestic or foreign statute, law, ordinance, regulation, by-law or order that applies to the Company, Providence, or the Sellers.

1.1.4   "Assets" means all of the properties, rights and assets of Providence including, without limitation, Inventory, cash and cash equivalents, all investments, accounts receivable, drilling and service rigs, Goodwill, Lands, Fixed Plant and Equipment, Personal Property and Material Contracts.

1.1.5   "Business" means the business of providing energy exploration services and the business of exploring, developing and producing oil and gas.

1.1.6   "Business Day" means any day other than a Saturday, a Sunday or a day on which chartered banks in the United States of America are authorized or obligated by law to close.

1.1.7   "Closing Date" has the meaning set forth in subsection 2.7.

1.1.8   "Employees" means all persons engaged in the Business including employees, employees on leave, contract employees and owner-operators, if any.

1.1.9   "Encumbrance" means any encumbrance of any kind whatever and includes, without limitation, any adverse claim, security interest, mortgage, lien, hypothecation, pledge, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), or any other right, option or claim of others affecting the Assets, and any covenant or other agreement, restriction or limitation on the transfer of the Assets.

1.1.10   "Environmental Laws" includes all applicable laws, statutes, regulations, by-laws, rules and Orders of any Governmental Authority where Providence has carried on business and the common law, relating, in whole or in part, to the environment, and includes those laws relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, release or disposal of any Hazardous Substance.

Exhibit 10(i)

1.1.11 "Environmental Permits" includes all certificates, approvals, consents, authorizations, registrations, and licenses issued, granted, conferred, created or required by any Governmental Authority pursuant to any Environmental Laws.

1.1.12 "Facilities" means: (a) the offices of Providence located at 100 Crescent Court, 7th Floor, Dallas, Texas, 75201; and (b) PDX Drilling, LLC's leased property in Graham, Texas.

1.1.13 "Financial Statements" means the audited financial statements of Providence for the period ending December 31, 2005 and the interim financial statements of Providence for the period ended March 31, 2006, consisting of a balance sheet, income statements, statements of operations and notes, copies of which are attached hereto as Exhibit A.

1.1.14 "Fixed Plant and Equipment" means all plant, machinery and equipment situated on the Lands, if any.

1.1.15 "Governmental Authority" includes any domestic or foreign government whether state, federal, provincial, or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever.

1.1.16 "Goodwill" means:

1.1.16.1 all customer lists, contracts, files, records and outstanding quotations;

1.1.16.2 all trade marks (registered or not), trade names, designs, URL and domain names, logos, industrial design applications and copyrights (registered or not) used in the Business;

1.1.16.3 all trade secrets and confidential information of Providence in relation to the Business;

1.1.16.4 all know-how of the Business including:

1.1.16.4.1 all information of a scientific or technical nature whether in oral, written, graphic, machine readable, electronic or physical form; and

1.1.16.4.2 all patterns, plans, designs, research data, research plans, trade secrets and other proprietary know-how, processes, formulas, drawings, technology, blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures.

1.1.17 "Hazardous Substance" means any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good or contaminant as defined or identified in any Environmental Law.

1.1.18 "Inventory" means all inventories of products relating to the Business, all supplies, and equipment relating thereto.

Exhibit 10(i)

1.1.19 "Lands" means the lands leased by Providence in relation to the Business including, without limitation, the lands on which the Facilities are located, the leased mineral interests underlying approximately 6,272 acres in Comanche and Hamilton Counties, Texas, and the leased mineral interests underlying approximately 12,832 acres in Val Verde County, Texas.

1.1.20 "Loss" means any and all loss, liability, damage, cost or expense actually suffered or incurred by a party resulting from the subject matter of any claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto (including legal fees on a solicitor's and his own client basis), net of any tax savings arising as a result of expensing the same, less the amount of any judgment awarded as a result of any counterclaim or set-off relating to that claim.

1.1.21 "Material Contracts" means those agreements listed in Exhibit B hereto.

1.1.22 "Order" means any order, judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, Governmental Authority, or other person who is authorized to make legally binding determinations.

1.1.23 "Permits" means all permits, licenses, authorizations, agreements or understandings relating to the Business and issued by any Governmental Authority, or to which any Governmental Authority is a party, including, without limitation, the Environmental Permits.

1.1.24 "Permitted Encumbrances" means those encumbrances listed in Exhibit C hereto.

1.1.25 "Personal Property" means all of the equipment, vehicles, machinery, furniture, chattels and other tangible personal property used in the Business as at the Closing Date and any and all operating manuals, warranty information or other documentation relating thereto.

1.1.26 "Pollution" means any type of environmental damage or contamination which contravenes any Environmental Law, including, without limiting the generality of the foregoing, damage to or contamination by any substance, waste, or goods including, without limiting the generality of the foregoing, any Hazardous Substance.

1.1.27 "Promissory Note" means the Secured Revolving Replacement Promissory Note, dated December 1, 2005, executed by Providence in favor of the Company that commits the Company to loan an amount of up to five million dollars ($5,000,000) to Providence on or before the Closing Date.

1.1.28 "Providence" means Providence Exploration, LLC, and it's wholly owned subsidiaries: PDX Drilling, LLC, an energy exploration services company and Providence Resources, LLC, an oil and gas exploration company, both of which are Texas limited liability companies.

1.1.29 " Sellers" means those individuals or entities detailed in Exhibit D hereto.

1.1.30 "Taxes" means all taxes and similar governmental charges, including:

Exhibit 10(i)

    1.1.30.1   state, federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, withholding, payroll, employer health, transfer, sales, use, excise, goods and services, consumption, countervail and value added taxes, all other taxes of any kind relating to Providence, or the Business and imposed by any Governmental Authority, whether disputed or not; and

    1.1.30.2   assessments, charges, duties, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith.

1.1.31 "Tax Returns" means all reports, returns and other documents filed or required to be filed by Providence in relation to the Business in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute.

1.2   <u>Gender and Number</u>. The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa, and words importing gender include all genders.

1.3   <u>Currency</u>. Unless specified, all references to currency in this Agreement shall mean United States dollars.

1.4   <u>Exhibits</u>. The following Exhibits are attached hereto and form part of this Agreement:

Exhibit	Description
A	Financial Statements
B	Material Contracts
C	Permitted Encumbrances
D	Sellers

1.5   <u>Schedules.</u> The following Schedules are attached hereto and form part of this Agreement:

Schedule	Description
3.1.15	Contracts
3.2.15	Company Contracts

1.6   <u>Section Headings</u>. The section and subsection headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

ARTICLE II
EXCHANGE OF SHARES FOR UNITS

2.1   <u>Exchange</u>. Upon and subject to the terms of this Agreement, the Company hereby agrees to issue and deliver the Company Shares, which consist of four million two hundred eighty-six thousand three hundred thirty (4,286,330) shares of common stock, to the Sellers in the proportions set out on Exhibit D, and the Sellers hereby agree to exchange, assign, transfer and set over the Providence Units, which consist of one million two hundred fifty thousand (1,250,000) membership units issued by Providence, to the Company on the Closing Date, there being no outstanding preferred units, warrants or options to purchase units of Providence.

Exhibit 10(i)

2.2   Fractional Shares. The Company shall not issue fractional Company Shares in exchange for the Providence Units, rather the Company will round fractional shares, if any, up to the next whole Company Share.

2.3   Share Valuation Price. The valuation of the Providence Units shall be deemed equivalent to the valuation of the Company Shares.

2.4   Tax Free. The exchange of Providence Units for Company Shares will be deemed by the parties to be a tax free exchange.

2.5   Resale Restrictions.   The Company Shares issued to Sellers shall be subject to resale restrictions imposed pursuant to the Securities Act of 1933 as amended and thus restricted for a period of at least twelve (12) months from the date of issuance.

2.6   Company Loans. The Company has committed to Providence, prior to the Closing Date, to loan Providence up to five million dollars ($5,000,000) pursuant to a Secured Revolving Replacement Promissory Note, dated December 1, 2005, as an inducement for Providence to enter into this Agreement, the receipt of approximately four million two hundred seven thousand three hundred five dollars ($4,207,305) of such monies being hereby acknowledged by Providence.

2.7   Closing Date. The Closing Date of the transaction contemplated hereby shall take place on May 26, 2006, at the offices of Healthbridge, at 11 a.m. Pacific Daylight Time.


ARTICLE III
REPRESENTATIONS AND WARRANTIES


3.1   Sellers and Providence. The Sellers and Providence make the representations and warranties set out hereto to the Company, recognizing that the Company is relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by the Company, up to the Closing Date, are without prejudice to the Company's right to rely upon the representations and warranties of the Sellers and Providence in entering into the transactions contemplated by this Agreement. The Sellers and Providence, jointly and severally, make these representations and warranties set out hereto to the Company:

    3.1.1   Formation and Qualification. Providence is duly formed limited liability company, organized and validly subsisting under the laws of the State of Texas. Providence has all requisite company power and authority to own, lease and operate its respective properties. Providence is duly registered, licensed or qualified to carry on the Business in the jurisdictions in which the nature of the Business as now being conducted by it or the property owned or leased by it makes such registration, licensing or qualification necessary.

Exhibit 10(i)

3.1.2   <u>Authority, Filings, Consents and Approvals</u>. Providence has all requisite company power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by Providence and Sellers, and constitutes a legal, valid and binding obligation of Providence, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. No other proceedings on the part of Providence or Sellers are necessary to authorize the entering into of this Agreement and the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require the Sellers, or Providence, to obtain any consent, waiver, authorization or approval of, or make any prior filing with or give notice to, any person, except for such consents, waivers, authorizations or approvals which the failure to obtain or provide same would not be reasonably likely to have a material adverse effect on the Business.

3.1.3   <u>Capitalization of Providence</u>. The Providence Units are the only issued and outstanding membership units of Providence. The Providence Units are duly authorized, validly issued, fully paid and non-assessable and are owned of record and beneficially by the Sellers.

3.1.4   <u>The Providence Units</u>. The Sellers have good and valid title to the Providence Units, free and clear of all Encumbrances. There are no outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for, any units or other securities in the capital of Providence, and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions which require Providence to issue, sell or deliver any of its respective units or other securities. The Providence Units bear no restriction on transfer that would prohibit conveyance to the Company.

3.1.5   <u>Corporate Records</u>. All transactions of Providence have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of unit holders and managers thereof.

3.1.6   <u>Providence Manager and Officers</u>. The Manager and officers of Providence are as follows:

<u>Sole Manager</u>	<u>Officers</u>
Abram Janz	Abram Janz, President and Chief Executive Officer
	Abram Janz, Chief Financial Officer
	Abram Janz, Secretary

3.1.7   <u>Liabilities.</u> Except for the Permitted Encumbrances, Providence has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

Exhibit 10(i)

3.1.8   Liabilities at Closing. Except as may otherwise be set forth in Section 3.1.7 above, the value of all liabilities of Providence, including any exposure under any guarantees, as at the Closing Date, shall not be in excess of those normally incurred and paid in the ordinary course of business.

3.1.9   Assets. Providence has good and marketable, legal and beneficial title to all of the property comprising the Assets, free and clear of all Encumbrances except for the Permitted Encumbrances. The Assets constitute all of the property, rights and other assets used by Providence, or which are necessary or desirable to conduct the Business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the Personal Property or the Fixed Plant and Equipment is leased or otherwise used in the Business subject to any agreement with any third party.

3.1.10   Corporate Records and Financial Statements. All material transactions relating to the Business have been promptly and properly recorded or filed in or with Providence's books and records. The minute books of Providence contain complete and accurate records of the meetings and proceedings of unit holders and managers thereof. The Financial Statements of Providence for the period ending December 31, 2005 (audited) and March 31, 2006 (un-audited) (copies of which are attached hereto as Exhibit A), fairly and accurately present the financial condition of the Business as at such dates.

3.1.11   Environmental Compliance. Except in compliance with Environmental Laws, to the knowledge of the Sellers, Providence has not caused or permitted, and Providence and the Sellers have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in the Business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of the Business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws and the Environmental Permits.

3.1.12   Payment of Taxes. Providence has paid all Taxes due and payable in relation to the Business and has paid all assessments that Providence has received in respect of Taxes.

3.1.13   Reassessments. No reassessments of Taxes have been issued against Providence in relation to the Business nor is Providence aware of any pending or threatened assessment or reassessment for Taxes. Providence has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.1.14   Withholdings. Providence has withheld from each payment made to any of the Employees of the Business or former Employees, officers and managers, and to all other persons, all amounts required by law and will continue to do so until the Closing Date and has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Providence has charged and collected and has remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to the Business.

Exhibit 10(i)

3.1.15 <u>Contracts</u>. Providence is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to the Business other than this Agreement and the Material Contracts. The Material Contracts are in full force and effect. There is not any pending or, to the knowledge of the Sellers, threatened cancellation, existing default, or event under any of the Material Contracts which, after notice or lapse of time, or both, would constitute a default under any of the Material Contracts. Except as set forth on Schedule 3.1.15, all of the Material Contracts are terminable on reasonable notice as required by Applicable Law if termination is not expressly provided for, or sixty (60) days notice or less if a time period prior to termination is provided. All quotations and price lists provided and outstanding to customers of the Business up to the Closing Date contain normal business terms for the Business and have been provided in the ordinary course of the Business.

3.1.16 <u>Employees</u>. Complete and accurate particulars of the Employees pertaining to the date of hire of such Employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to the Company upon request. Providence does not have any written employment agreements relating to any of the Employees.

3.1.17 <u>Collective/Employment Agreements</u>. None of the Employees is employed under a contract which cannot be terminated by Providence, with or without notice, including those Employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. Providence is not a party, either directly or by operation of law, to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees of the Business by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving the Employees and there are no threatened labor disputes or work stoppages relating to, or connected with, the Business.

3.1.18 <u>Occupational Health and Safety</u>. There are no outstanding inspection orders or charges or any other Orders made against Providence or the Business. Providence is in compliance with all occupational health and safety rules and regulations in all material respects in relation to the Business and there are no outstanding violations of such rules and regulations.

3.1.19 <u>Insurance</u>. The Assets are insured by reputable insurers against liability, loss and damage in such amounts and against such risks as is prudent for the Business, and such insurance coverage will be continued in full force and effect up to and including the Closing Date. All insurance policies relating to the Business are in full force and effect and Providence is not in default with respect to any of the provisions contained in any such insurance policy. Providence is not aware of any events or occurrences that could reasonably form the basis for a claim under Providence's policies of insurance.

3.1.20 <u>Permits</u>. Providence is in possession of and is in compliance with all Permits required by any Governmental Authority which are necessary to conduct the Business.

3.1.21 <u>Absence of Legal Conflicts</u>. The execution and delivery of this Agreement by the Sellers and Providence does not, and the performance of this Agreement by such parties of the transactions contemplated by this Agreement will not:

Exhibit 10(i)

3.1.21.1 conflict with or violate the constituent documents of Providence, or any resolution of the managers or unit holders of Providence;

3.1.21.2 conflict with or violate any Applicable Law; or

3.1.21.3 result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Sellers or Providence is a party in relation to the Business or by which the Business or the Assets is bound or affected, which, in any such case, would prohibit or delay such parties' ability to perform their respective obligations under this Agreement.

3.1.22 <u>Litigation</u>. There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the knowledge of the Sellers, threatened against the Sellers or Providence or otherwise in relation to the Business or the Assets or the Providence Units, before or by any Governmental Authority or court.

3.1.23 <u>Conduct of Business - Changes</u>. Since March 31, 2006:

3.1.23.1 Providence has conducted the Business in the ordinary course, using reasonable efforts to preserve the Business;

3.1.23.2 there has not been any material adverse change in the Assets, affairs or financial condition of the Business;

3.1.23.3 Providence has not:

3.1.23.3.1 increased the compensation paid or payable to any of the Employees or increased the benefits to which the Employees are entitled or provided any new benefits for any such employees; or

3.1.23.3.2 modified, amended or terminated any contract to which it is or was a party in relation to the Business, except in the ordinary course of business with a view to the best interests of the Business.

3.1.24 <u>Copies of Documents etc</u>. True and complete copies of the documents and agreements listed in the Exhibits and Schedules hereto have been made available to the Company and its counsel for review.

3.1.25 <u>Investment Intent</u>. The Sellers are acquiring the Company Shares for investment purposes only and not with a view of immediate resale or distribution and will not resell or otherwise transfer or dispose of the Company Shares except in accordance with the provisions of all Applicable Laws.

Exhibit 10(i)

3.2   Company. The Company makes the representations and warranties set out hereto to the Sellers and Providence, recognizing that the Sellers and Providence are relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by the Sellers and Providence, up to the Closing Date, are without prejudice to the Sellers' and Providence's right to rely upon the representations and warranties of the Company in entering into the transactions contemplated by this Agreement.

   3.2.1   Incorporation and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is duly qualified as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on the Company. The Company has all requisite power and authority to own, lease and operate its respective properties.

   3.2.2   Authority, Filings, Consents and Approvals. The Company has the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement subject to shareholder approval and the filing of pertinent disclosure filings with the Securities and Exchange Commission ("Commission"). This Agreement has been duly authorized, executed and delivered by the Company's board of directors and, subject to shareholder approval, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. Except for obtaining shareholder approval, no other proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require the Company to obtain any other consent, waiver, authorization or approval of, or make any filing with or give prior notice to, any person, except for any such consents, waivers, authorizations or approvals which relate to shareholder approval and disclosure filings with the Commission.

   3.2.3   Capitalization of the Company. The authorized capital of the Company consists of fifty million (50,000,000) common shares par value $0.0001, of which seventeen million two hundred thirty thousand eight hundred forty-one (17,230,841) common shares are issued and outstanding and twenty five million (25,000,000) preferred share par value $0.0001, of which zero (0) preferred shares are issued and outstanding (the "Outstanding Shares"). The Outstanding Shares are duly authorized, validly issued, fully paid and non-assessable.

   3.2.4   Derivative Shares. The Company has the following derivative securities (the "Derivative Shares") issued and outstanding:

      3.2.4.1   three hundred and fifteen thousand one hundred and fourteen (315,114) common share purchase warrants exercisable at thirty cents ($0.30) per share at any time until November 30, 2010;

      3.2.4.2   four million four hundred and eighty one thousand dollars ($4,481,000) plus seven percent (7%) accrued interest in debt convertible into common shares at thirty five cents ($0.35) per share at any time until November 30, 2010;

Exhibit 10(i)

3.2.4.3   two hundred fifty thousand dollars ($250,000) plus ten percent (10%) accrued interest in debt convertible into common shares at twenty five cents ($0.10) per share at any time until May 6, 2010.

Except as to the Outstanding Shares and the Derivative Shares, the Company has not granted any other rights nor incurred any other commitments to purchase, acquire, convert or exchange any other securities for common or preferred shares of the Company and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions that require the Company to issue, sell or deliver any of its stock or other securities. The Company has sufficient authorized, unissued shares of its common stock to consummate the transactions contemplated herein, and such stock bears no restriction on issuance that would prohibit issuance to the Sellers as contemplated herein.

3.2.5   <u>Corporate Records</u>. All transactions of the Company have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof.

3.2.6   <u>Company Directors</u>. The directors and officers of the Company are as follows:

<u>Directors</u>	<u>Officers</u>	
Nora Coccaro	Nora Coccaro,	President and Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer
Markus Mueller		

3.2.7   <u>Liabilities</u>.   Except as shown in its most recent publicly released audited financial statements and interim un-audited financial statements (the "Company Financials") the Company has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.2.8   <u>Liabilities at Closing</u>. Except as may otherwise be set forth in Section 3.2.7 above, the value of all liabilities of the Company, including any exposure under any guarantees, as at the Closing Date, shall not be in excess of those normally incurred and paid by the Company in the ordinary course of business.

3.2.9   <u>Assets</u>. The Company has good and marketable, legal and beneficial title to all of the property comprising its assets as shown on the Company Financials, free and clear of all Encumbrances. Such assets constitute all of the property, rights and other assets used by the Company, or which are necessary or desirable to conduct the Company's business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the personal property or the fixed plant and equipment shown in the company Financials is leased or otherwise used in the Company's business subject to any agreement with any third party.

Exhibit 10(i)

3.2.10 <u>Corporate Records and Financial Statements</u>. All material transactions relating to the Company's business have been promptly and properly recorded or filed in or with the Company's books and records. The minute books of the Company contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof. The Company Financials for the period ending March 31, 2006, fairly and accurately present the financial condition of the Company as at such date and the results of its operations for the period then ended.

3.2.11 <u>Environmental Compliance</u>. Except in compliance with Environmental Laws, to the knowledge of the Company and its directors, the Company has not caused or permitted, and the Company and its directors have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in the Company's business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of the Company's business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws.

3.2.12 <u>Payment of Taxes</u>. The Company has paid all Taxes due and payable in relation to the Company's business and has paid all assessments that the Company has received in respect of Taxes.

3.2.13 <u>Reassessments</u>. No reassessments of Taxes have been issued against the Company in relation to the Company's Business nor is the Company aware of any pending or threatened assessment or reassessment for Taxes. The Company has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.2.14 <u>Withholdings</u>. The Company has withheld from each payment made to any of its current or former employees, officers and directors, and to all other persons, all amounts required by law and will continue to do so until the Closing Date. The Company has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. The Company has charged and collected and has remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to the Company's business.

3.2.15 <u>Contracts</u>. The Company is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to its business other than this Agreement and the Note Exchange Agreement (the "Company Contracts"). The Company Contracts are in full force and effect.

3.2.16 <u>Employees</u>. Complete and accurate particulars of the Company's employees pertaining to the date of hire of such employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to Providence upon request. The Company does not have any written employment agreements relating to any of its employees.

Exhibit 10(i)

3.2.17 Collective/Employment Agreements. None of the Company's employees is employed under a contract that cannot be terminated by the Company, with or without notice, including those employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. The Company is not a party, either directly or by operation of law, to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company's employees by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving the Company's employees and there are no threatened labor disputes or work stoppages relating to, or connected with, the Company's business.

3.2.18 Occupational Health and Safety. There are no outstanding inspection orders or charges or any other Orders made against the Company or its business. The Company is in compliance with all occupational health and safety rules and regulations in all material respects in relation to its business and there are no outstanding violations of such rules and regulations.

3.2.19 Insurance. The Company carries no insurance related to its business or assets.

3.2.20 Permits. The Company is in possession of and is in compliance with all Permits required by any Governmental Authority that are necessary to conduct the Company's business.

3.2.21 Absence of Legal Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by it of the transactions contemplated by this Agreement will not:

3.2.21.1 conflict with or violate the constituent documents of the Company;

3.2.21.2 conflict with or violate any Applicable Law; or

3.2.21.3 result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties is bound or affected, which, in any such case, would prohibit or delay the Company's ability to perform its obligations under this Agreement.

3.2.22 Reporting Status. The Company is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and is current in all required filings with the Commission as of the execution of this Agreement. The Company's reports filed with the Commission can be viewed at www.sec.gov. The Company will obtain approval of the transactions contemplated herein by the shareholders of the Company pursuant to a proxy solicitation (the "Proxy Solicitation"). Without limiting the generality of the foregoing:

3.2.22.1 the Proxy Solicitation will be conducted in compliance with Applicable Law.

Exhibit 10(i)

3.2.22.2 the meeting of the Company's shareholders to approve the transactions contemplated in this Agreement (the "Meeting") will be noticed and conducted in all material respects in compliance with Applicable Law and with the Company's constituent documents.

3.2.22.3 at the Meeting, a quorum of shareholders of the Company will be present in person or represented by proxy.

3.4.22.4 the transactions contemplated in this Agreement will be presented to the requisite number of the Company's shareholders present in person or represented by proxy at the Meeting, in accordance with Applicable Law and the Company's constituent documents.

3.2.23 <u>Litigation</u>. There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the knowledge of the Company's directors, threatened against the Company or otherwise in relation to the Company or its assets or the Outstanding Shares or the Derivative Shares, before or by any Governmental Authority or court.

3.2.24 <u>Conduct of Business - Changes</u>. Since March 31, 2006:

3.2.24.1 the Company has conducted its business in the ordinary course, using reasonable efforts to preserve such business;

3.2.24.2 there has not been any material adverse change in the Company's assets, affairs or financial condition of the Company's business;

3.2.24.3 the Company has not:

3.2.24.3.1 increased the compensation paid or payable to any of its employees or increased the benefits to which its employees are entitled or provided any new benefits for any such employees; or

3.2.24.3.2 modified, amended or terminated any contract to which it is or was a party in relation to the Company's business, except in the ordinary course of business with a view to the best interests of the Company's business.

3.2.25 <u>Copies of Documents etc</u>. True and complete copies of the documents and agreements listed in the Exhibits and Schedules hereto have been made available to Providence and its counsel for review.

3.2.26 <u>Investment Intent</u>. The Company is acquiring the Providence Units for investment purposes only and not with a view to or for resale or distribution and will not resell or otherwise transfer or dispose of the Providence Units except in accordance with the provisions of all Applicable Laws.

ARTICLE IV
CLOSING

Exhibit 10(i)

4.1 Sellers' and Providence's Deliveries at Closing. On the Closing Date or unless expressly determined in writing otherwise, the Sellers and Providence shall deliver to the Company the following:

4.1.1 A Bill of Sale relating to the Providence Units, duly endorsed for transfer to the Company;

4.1.2 An original copy of a resolution of the sole manager of Providence authorizing the execution and delivery of this Agreement;

4.1.3 Any consents required to transfer the Providence Units to the Company;

4.1.4 All discharges and notices of discharge, estoppel letters, pay-out letters or similar discharging documentation, in registrable form if required, which are necessary or desirable to effect or evince the discharge of any Encumbrances other than Permitted Encumbrances, all of which are satisfactory in form and content to the Company, acting reasonably;

4.1.5 A closing certificate jointly signed by the Sellers and the principal officer of Providence, certifying that at and as of the Closing Date, the representations and warranties made by Providence and the Sellers contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by Providence or the Sellers prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to Company by notice in writing; and

4.1.6 Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered to the Company by Providence or the Sellers pursuant to this Agreement.

4.2 The Company's Deliveries at Closing. On the Closing Date or unless expressly determined in writing otherwise, the Company shall deliver to Providence and the Sellers the following:

4.2.1 Share certificates representing the Company Shares, duly issued for delivery to the respective unit holders of Providence as detailed in Exhibit D to this Agreement;

4.2.2 An original copy of a resolution of the board of directors of the Company authorizing the execution and delivery of this Agreement and the issuance of the Company Shares in exchange for the Providence Units;

4.2.3 Any consents required to transfer the Company Shares to Providence;

4.2.4 A closing certificate of a principal officer of the Company, certifying that at and as of the Closing Date, the representations and warranties made by the Company contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by the Company prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to Providence and Sellers by notice in writing; and

4.2.5 Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered to Providence or the Sellers by the Company pursuant to this Agreement.

Exhibit 10(i)

ARTICLE V
CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions Precedent to Obligations of the Company. The obligations of the Company under this Agreement to consummate the Agreement contemplated hereby shall be subject to the satisfaction on or before the Closing Date, of the following conditions, *provided, however*, that the Company may waive the pre-Closing Date performance of the following conditions without waiving its right to require the post-Closing Date performance of the following conditions (unless expressly waived in a signed writing):

    5.1.1 Representations and Warranties True. The representations and warranties of Providence and of the Sellers shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing Date.

    5.1.2 Performance of Covenants. Providence and the Sellers shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by each prior to or as of the Closing Date.

    5.1.3 No Governmental or Other Proceeding or Litigation. No Order of any court or administrative agency shall be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened against Providence which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

    5.1.4 Closing Documentation. The Company shall have received the documents identified in Section 4.1 and such additional documentation on the Closing Date as the Company and its counsel may reasonably require to evidence compliance by Providence and the Sellers with all of their obligations under this Agreement.

    5.1.5 Shareholder Approval. The transactions contemplated herein shall have been approved at the Meeting by holders of the requisite number of the Company's outstanding voting securities.

    5.1.6 Note Exchange Agreement Executed, Consummated. The Note Exchange Agreement shall have been executed by all parties to it and the transactions contemplated therein shall have been consummated, or shall be consummated contemporaneously with the transactions contemplated in this Agreement.

5.2 Conditions Precedent to Obligations of Providence and the Sellers. The obligations of Providence and the Sellers under this Agreement to consummate the Agreement contemplated hereby shall be subject to the satisfaction, or to the waiver by Providence and the Sellers on or before the Closing Date of the following conditions, *provided, however*, that Providence or the Sellers may waive the pre-Closing Date performance of the following conditions without waiving their right to require the post-Closing Date performance of the following conditions (unless expressly waived in a signed writing):

Exhibit 10(i)

5.2.1   Representations and Warranties True. The representations and warranties of the Company shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing Date.

5.2.2   Performance of Covenants. The Company shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or as of the Closing Date including but not limited to the obligation to loan Providence up to $5,000,000 pursuant to the terms of the Promissory Note on or prior to the Closing Date.

5.2.3   No Governmental or Other Proceeding or Litigation. No Order of any court or administrative agency shall be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened against the Company which challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.2.4   Closing Documentation. Providence and the Sellers shall have received the documents identified in Section 4.2 and such additional documentation on the Closing Date as Providence and the Sellers and their respective counsel may reasonably require to evidence compliance by the Company with all of its obligations under this Agreement.

5.2.5   Shareholder Approval. The transactions contemplated herein shall have been approved at the Meeting by holders of the requisite number of the Company's outstanding voting securities.

5.2.6   Note Exchange Agreement Executed, Consummated. The Note Exchange Agreement shall have been executed by all parties to it and the transactions contemplated therein shall have been consummated, or shall be consummated contemporaneously with the transactions contemplated in this Agreement.

5.3   Special Consent. Providence acknowledges its understanding that the Notes are being assigned and transferred to the Company pursuant to the Note Exchange Agreement, and hereby expressly consents to such assignment and transfer.

ARTICLE VI
INDEMNIFICATION

6.1   Indemnity of Providence and the Sellers. The Company agrees to defend, indemnify and hold harmless Providence and the Sellers from and against, and to reimburse Providence and each Seller with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("Providence and Sellers' Losses"), asserted against or incurred by Providence and such Sellers by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement made by the Company or in any document or closing certificate delivered by the Company pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby. Notwithstanding the foregoing provisions of this Section 6.1, no claim for indemnification shall be made by Providence or each Seller against the Company unless and until the aggregate of Providence and Sellers' Losses shall exceed $25,000.

Exhibit 10(i)

6.2   <u>Indemnity of the Company</u>. Providence and the Sellers, jointly and severally, agree to defend, indemnify and hold harmless the Company from and against, and to reimburse the Company with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements ("Company Losses"), asserted against or incurred the Company by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement and made by Providence or the Sellers or in any document or certificate delivered by Providence or the Sellers pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided, however, that Providence and the Sellers shall only be required to defend, indemnify and hold harmless the Company for the representations and warranties made by Providence and the Sellers. Notwithstanding the foregoing provisions of this Section 6.2, no claim for indemnification shall be made by Company against Providence and the Sellers unless and until the aggregate Company Losses shall exceed $25,000.

6.3   <u>Indemnification Procedure</u>.   A party (an "Indemnified Party") seeking indemnification shall give prompt notice to the other party (the "Indemnifying Party") of any claim for indemnification arising under this Article VI. The Indemnifying Party shall have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party shall not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel shall determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement shall be made without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld.

ARTICLE VII
JOINT AND SEVERAL OBLIGATIONS

7   The Sellers acknowledge and agree that the Company is entering into this Agreement in reliance upon the personal covenants of the Sellers and, accordingly, all covenants, representations and warranties provided by Providence in this Agreement are provided on a joint and several basis as between Providence and the Sellers with the intent and effect that Providence and the Sellers shall be jointly and severally bound thereby, and responsible therefor, up to the Closing Date, and after the Closing Date the Sellers shall remain jointly and severally liable for the breach of any representations, warranties or covenants under this Agreement made by any of Providence and the Sellers, and the Sellers will have no right of contribution from Providence in relation thereto. The Sellers agree with the Company that they shall perform, or cause Providence to perform, each and every covenant, agreement and obligation of Providence in this Agreement, and that Providence shall be bound by all such covenants, agreements and obligations as if it was providing such covenants and agreements, and assuming such obligations, personally.

Exhibit 10(i)

ARTICLE VIII
MISCELLANEOUS

8.1   Amendment and Modification; Waiver. This Agreement may only be amended or modified in writing, signed by all of the parties hereto. No waiver in writing of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.2   Further Assurances. The parties will execute and deliver such further documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement and the transactions contemplated hereby.

8.3   Expenses. Except as otherwise expressly provided in this Agreement and whether or not the transactions contemplated by this Agreement are completed, the parties shall bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

8.4   Public Disclosure.   The parties agree that, except as may be required to comply with the requirements of Applicable Laws, the parties shall keep the terms of this Agreement, and the agreements entered into in relation hereto, confidential. In this regard, Providence and the Sellers acknowledge that the Company is a publicly traded and that the Company may decide, in its sole discretion, when and how to comply with applicable reporting requirements incumbent upon it's publicly traded status.

8.5   Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld.

8.6   Parties in Interest. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs or other personal legal representatives and permitted assigns. Except as expressly provided in this Agreement, nothing in this Agreement is intended to confer upon any person other than the Company, Providence and the Sellers or their respective successors, heirs or other personal legal representatives or permitted assigns, any rights or remedies under or by reason of this Agreement.

8.7   Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, each of which shall be deemed to be an original by the parties executing such counterpart, but all of which shall be considered one and the same instrument. A signed facsimile or telecopied copy of this Agreement shall be effectual and valid proof of execution and delivery.

8.8   Performance on Holidays. If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

Exhibit 10(i)

8.9   Notice. All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:

If to Company:

> Healthbridge, Inc.
> 1066 West Hastings Street, Suite 2610
> Vancouver, British Columbia V6E 3X2
> Attn: Nora Coccaro
> Phone: (604) 602-1717
> Fax: (604) 687-6755
> Email: noracoccaro@attglobal.net

With a copy to:

> Ruairidh W. Campbell, Esq.
> Orsa & Company
> 1403 E 900 S
> Salt Lake City, UT 84105
> Phone: (801) 582-9606
> Fax: (801) 582-9629
> Email: ruairidhcampbell@msn.com

If to Providence:

> Providence Exploration, LLC.
> 100 Crescent Court, 7th floor
> Dallas, Texas 75201
> Attn: Abram Janz
> Phone: (214) 695-5848
> Fax: (214) _____
> Email: abrahamjanz@aol.com

With a copy to:

> David Turner, Esq.
> Scheef & Stone, L.L.P.
> 5956 Sherry Lane, Suite 1400
> Dallas, Texas 75225
> Phone: (214) 706-4205
> Fax: (214) 706-4242
> Email: david.turner@solidcounsel.com

If to the Sellers:

> Addresses for each Seller are detailed on the signature page hereto.

Exhibit 10(i)

8.10   Governing Law.   This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Texas, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Texas in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Agreement obtains a judgment against it in such a proceeding, the party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

8.11   Severability.   If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

8.12   Entire Agreement.   This Agreement, the Exhibits and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

[SIGNATURE PAGE FOLLOWS]

Exhibit 10(i)

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first set forth above.

COMPANY:

HEALTHBRIDGE, INC.

By: /s/ Nora Coccaro
    Nora Coccaro
    Chief Executive Officer

PROVIDENCE:

PROVIDENCE EXPLORATION, LLC

By: /s/ Abram Janz
    Abram Janz
    President

SELLERS:

	100 Crescent Court, 7th floor
/s/ Abram Janz	Dallas, Texas 75201
Abram Janz	

	100 Crescent Court, 7th floor
/s/ Shirley Janz	Dallas, Texas 75201
Shirley Janz	

Exhibit 10(i)

EXHIBIT D

SELLERS

SELLER	NO. SHARES
Abram Janz	2,286,330
Shirley Janz	2,000,000
TOTAL	4,286,330

Exhibit 10(ii)

Note Exchange Agreement

BETWEEN

Healthbridge, Inc.

AND

Holders of Convertible Promissory Notes Issued by Providence Exploration, LLC

DATED

April 10, 2006

Exhibit 10(ii)

NOTE EXCHANGE AGREEMENT

THIS NOTE EXCHANGE AGREEMENT ("Agreement") is entered into as of April 10, 2006, by and between Healthbridge, Inc., a Texas corporation ("Company"), and the individuals and entities identified in Exhibit A to this Agreement (the "Holders").

WITNESSETH:

WHEREAS, the Holders are the beneficial and record owners and holders of certain Convertible Promissory Notes (the "Notes") issued by Providence Exploration, L.L.C., a Texas limited liability company ("Providence");

WHEREAS, Providence has entered into a Joint Exploration Agreement with Harding Company, dated October 1, 2005, as amended, to purchase, explore and develop certain oil, gas and mineral interests underlying approximately 6,272 acres in Comanche and Hamilton Counties, Texas;

WHEREAS, Providence has entered into an Agreement of Purchase and Sale with Global Mineral Solutions, LP, dated March 31, 2006, to purchase, explore and develop certain oil, gas and mineral interests underlying approximately 12,832 acres in Val Verde County, Texas;

WHEREAS, the Company has entered into a commitment to loan up to five million dollars ($5,000,000) to Providence pursuant to a Secured Revolving Replacement Promissory Note, dated December 1, 2005, for the purpose of funding Providence's purchase of said oil, gas and mineral interests and to fund Providence's ongoing exploration and development obligations under said Joint Exploration Agreement and said Agreement of Purchase and Sale;

WHEREAS, contemporaneously with its execution of this Agreement the Company is entering into that certain Securities Exchange Agreement (the "Securities Exchange Agreement") with Abram and Shirley Janz (collectively, "Janz"), sole members of Providence, pursuant to which Janz has agreed to exchange 100% ownership of Providence for certain shares of the $0.0001 par value common stock of the Company ("Company Stock");

WHEREAS, the Company desires to acquire from the Holders, and the Holders desire to convey to the Company, all of the Notes in exchange for Twelve Million Two Hundred Thirteen Thousand Six Hundred Seventy (12,213,670) shares of Company Stock distributed to the Holders on a pro rata basis in proportion to their respective Note holdings on the Closing Date of this Agreement; and

WHEREAS, Janz has made it a condition to closing of the transactions contemplated in the Securities Exchange Agreement that the transactions contemplated in this Agreement be consummated; and the Holders have made it a condition to closing of the transactions contemplated in this Agreement that the transactions contemplated in the Securities Exchange Agreement be consummated.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.2   Defined Terms. Unless otherwise specifically defined in this Agreement or the context otherwise requires, capitalized terms used in this Agreement shall have the following meanings:

Exhibit 10(ii)

1.1.1   "Agreement" means this agreement, the recitals hereto and the Exhibit attached to this Agreement, in each case, as they may be amended or supplemented from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby", and similar expressions, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and unless otherwise indicated, references to sections and subsections are to sections and subsections in this Agreement.

1.1.2   "Applicable Law" means any domestic or foreign statute, law, ordinance, regulation, by-law or order that applies to the Company, Providence, or the Holders.

1.1.5   "Assets" means all of the properties, rights and assets of Providence or the Company, as applicable, including, without limitation, Inventory, cash and cash equivalents, all investments, accounts receivable, drilling and service rigs, Goodwill, Lands, Fixed Plant and Equipment, Personal Property and material contracts.

1.1.4   "Business" means the business of providing energy exploration services and the business of exploring, developing and producing oil and gas.

1.1.5   "Business Day" means any day other than a Saturday, a Sunday or a day on which chartered banks in the United States of America are authorized or obligated by law to close.

1.1.6   "Closing Date" has the meaning set forth in subsection 2.7.

1.1.7   "Employees" means all persons engaged in the Business including employees, employees on leave, contract employees and owner-operators, if any.

1.1.8   "Encumbrance" means any encumbrance of any kind whatever and includes, without limitation, any adverse claim, security interest, mortgage, lien, hypothecation, pledge, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), or any other right, option or claim of others affecting the Assets, and any covenant or other agreement, restriction or limitation on the transfer of the Assets.

1.1.9   "Environmental Laws" includes all applicable laws, statutes, regulations, by-laws, rules and Orders of any Governmental Authority where Providence has carried on business and the common law, relating, in whole or in part, to the environment, and includes those laws relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, release or disposal of any Hazardous Substance.

1.1.10 "Environmental Permits" includes all certificates, approvals, consents, authorizations, registrations, and licenses issued, granted, conferred, created or required by any Governmental Authority pursuant to any Environmental Laws.

1.1.11 "Fixed Plant and Equipment" means all plant, machinery and equipment situated on the Lands, if any.

1.1.12 "Governmental Authority" includes any domestic or foreign government whether state, federal, provincial, or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever.

Exhibit 10(ii)

1.1.13 "Goodwill" means:

    1.1.13.1 all customer lists, contracts, files, records and outstanding quotations;

    1.1.13.2 all trade marks (registered or not), trade names, designs, URL and domain names, logos, industrial design applications and copyrights (registered or not) used in the Business;

    1.1.13.3 all trade secrets and confidential information of Providence in relation to the Business;

    1.1.13.4 all know-how of the Business including:

        1.1.13.4.1   all information of a scientific or technical nature whether in oral, written, graphic, machine readable, electronic or physical form; and

        1.1.13.4.2   all patterns, plans, designs, research data, research plans, trade secrets and other proprietary know-how, processes, formulas, drawings, technology, blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures.

1.1.14 "Hazardous Substance" means any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good or contaminant as defined or identified in any Environmental Law.

1.1.15 "Inventory" means all inventories of products relating to the Business, all supplies, and equipment relating thereto.

1.1.16 "Lands" means the lands leased by Providence in relation to the Business including, without limitation, the lands on which the Facilities are located, the leased mineral interests underlying approximately 6,272 acres in Comanche and Hamilton Counties, Texas, and the leased mineral interests underlying approximately 12,832 acres in Val Verde County, Texas.

1.1.17 "Loss" means any and all loss, liability, damage, cost or expense actually suffered or incurred by a party resulting from the subject matter of any claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto (including legal fees on a solicitor's and his own client basis), net of any tax savings arising as a result of expensing the same, less the amount of any judgment awarded as a result of any counterclaim or set-off relating to that claim.

1.1.18 "Order" means any order, judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, Governmental Authority, or other person who is authorized to make legally binding determinations.

1.1.19 "Permits" means all permits, licenses, authorizations, agreements or understandings relating to the Business and issued by any Governmental Authority, or to which any Governmental Authority is a party, including, without limitation, the Environmental Permits.

Exhibit 10(ii)

1.1.20 "Personal Property" means all of the equipment, vehicles, machinery, furniture, chattels and other tangible personal property used in the Business as at the Closing Date and any and all operating manuals, warranty information or other documentation relating thereto.

1.1.21 "Pollution" means any type of environmental damage or contamination which contravenes any Environmental Law, including, without limiting the generality of the foregoing, damage to or contamination by any substance, waste, or goods including, without limiting the generality of the foregoing, any Hazardous Substance.

1.1.22 "Promissory Note" means the Secured Revolving Replacement Promissory Note, dated December 1, 2005, executed by Providence in favor of the Company that commits the Company to loan an amount of up to five million dollars ($5,000,000) to Providence on or before the Closing Date.

1.1.23 "Providence" means Providence Exploration, LLC, and it's wholly owned subsidiaries: PDX Drilling, LLC, an energy exploration services company and Providence Resources, LLC, an oil and gas exploration company, both of which are Texas limited liability companies.

1.1.24 "Taxes" means all taxes and similar governmental charges, including:

    1.1.24.1 state, federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, withholding, payroll, employer health, transfer, sales, use, excise, goods and services, consumption, countervail and value added taxes, all other taxes of any kind relating to Providence, or the Business and imposed by any Governmental Authority, whether disputed or not; and

    1.1.24.2 assessments, charges, duties, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith.

1.2 Gender and Number. The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa, and words importing gender include all genders.

1.3 Currency. Unless specified, all references to currency in this Agreement shall mean United States dollars.

1.4 Section Headings. The section and subsection headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

ARTICLE II
EXCHANGE OF SHARES FOR NOTES

2.1 Exchange. Upon and subject to the terms of this Agreement, the Company hereby agrees to issue and deliver Twelve Million Two Hundred Thirteen Thousand Six Hundred Seventy (12,213,670) shares of Company Stock (the "Exchanged Shares") to the Holders (which Exchanged Shares shall be allocated among the respective Holders in the manner shown on Exhibit A to this Agreement); and each Holder hereby agrees to exchange, assign, transfer and set over his, her or its Note(s) to the Company as consideration for the Exchanged Shares, all on the Closing Date.

Exhibit 10(ii)

2.2   Adequate Consideration. Each Holder expressly acknowledges that the Exchanged Shares to which such Holder is entitled pursuant to this Agreement constitute adequate consideration for the Note such Holder is surrendering. To the extent interest has accrued and has not been paid on a given Holder's Note and that interest is not recognized in the value of the Exchanged Shares issuable to the Holder under the terms of this Agreement, such Holder hereby waives the right to receive any such interest.

2.3   Share Valuation Price. The valuation of the Notes, in the aggregate, shall be deemed equivalent to the valuation of the Exchanged Shares.

2.4   Tax Free. The exchange of Notes for Exchanged Shares will be deemed by the parties to be a tax free exchange.

2.5   Resale Restrictions.   The Exchanged Shares issued to Holders shall be subject to resale restrictions imposed pursuant to the Securities Act of 1933 as amended and thus restricted for a period of at least twelve (12) months from the date of issuance.

2.6   Company Loans. The Company has committed to Providence, prior to the Closing Date, to loan Providence up to five million dollars ($5,000,000) pursuant to a Secured Revolving Replacement Promissory Note, dated December 1, 2005, as an inducement for Providence to enter into this Agreement, the receipt of approximately four million two hundred seven thousand three hundred five dollars ($4,207,305) of such monies being hereby acknowledged.

2.7   Closing Date. The Closing Date of the transaction contemplated hereby shall take place on May 26, 2006, at the offices of Healthbridge, at 11 a.m. Pacific Daylight Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1   Holders. Each Holder, acting severally and not jointly, makes the representations and warranties set out herein to the Company, recognizing that the Company is relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by the Company, up to the Closing Date, are without prejudice to the Company's right to rely upon the representations and warranties of each Holder in entering into the transactions contemplated by this Agreement. Each Holder, acting severally and not jointly, makes the following representations and warranties to the Company:

3.1.1   Authority, Filings, Consents and Approvals. Such Holder has duly authorized, executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of such Holder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. No other proceedings on the part of such Holder are necessary to authorize the entering into of this Agreement and the consummation of the transactions contemplated hereby by such Holder. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require such Holder to obtain any consent, waiver, authorization or approval of, or make any prior filing with or give notice to, any person, except for such consents, waivers, authorizations or approvals that have already been obtained or which if not obtained or provided would not be reasonably likely to have a material adverse effect on the Business.

Exhibit 10(ii)

3.1.2 <u>Characterization of the Notes</u>. Such Holder's Note constitutes the legitimate obligation of Providence, enforceable in accordance with its terms, and is owned and held of record and beneficially by such Holder.

3.1.3 <u>The Notes</u>. Such Holder has good and valid title to such Holder's Note, free and clear of all Encumbrances. Such Holder's Note bears no restriction on transfer that would prohibit conveyance to the Company.

3.1.4 <u>Absence of Legal Conflicts</u>. The execution and delivery of this Agreement by such Holder does not, and the performance of this Agreement by such Holder of the transactions contemplated by this Agreement will not:

3.1.4.1 conflict with or violate any Applicable Law; or

3.1.4.3 result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Holder is a party in relation to the Business or by which the Business or the Assets are bound or affected, which, in any such case, would prohibit or delay such Holder's ability to perform such Holder's obligations under this Agreement.

3.1.5 <u>Litigation</u>. There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the knowledge of such Holder, threatened against such Holder or otherwise in relation to the Business or the Assets or such Holder's Note, before or by any Governmental Authority or court.

3.1.6 <u>Investment Intent</u>. Such Holder is acquiring the Exchanged Shares for investment purposes only and not with a view of immediate resale or distribution and will not resell or otherwise transfer or dispose of the Exchanged Shares except in accordance with the provisions of all Applicable Laws.

3.2 <u>Company</u>. The Company makes the representations and warranties set out herein to the Holders, recognizing that the Holders are relying on such representations and warranties in entering into the transactions contemplated by this Agreement. All due diligence searches, investigations or inspections by the Holders, up to the Closing Date, are without prejudice to the Holders' right to rely upon the representations and warranties of the Company in entering into the transactions contemplated by this Agreement.

3.2.1 <u>Incorporation and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is duly qualified as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on the Company. The Company has all requisite power and authority to own, lease and operate its properties.

Exhibit 10(ii)

3.2.2   <u>Authority, Filings, Consents and Approvals</u>. The Company has the corporate power and authority to enter into this Agreement and to perform the transactions contemplated by this Agreement subject to shareholder approval and the filing of pertinent disclosure filings with the Securities and Exchange Commission ("Commission"). This Agreement has been duly authorized, executed and delivered by the Company's board of directors and, subject to shareholder approval, constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. Except for obtaining shareholder approval, no other proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements contemplated herein will not require the Company to obtain any other consent, waiver, authorization or approval of, or make any filing with or give prior notice to, any person, except for any such consents, waivers, authorizations or approvals that relate to shareholder approval and disclosure filings with the Commission.

3.2.3   <u>Capitalization of the Company</u>. The authorized capital of the Company consists of (a) fifty million (50,000,000) Company Shares, of which seventeen million two hundred thirty thousand eight hundred forty-one (17,230,841) Company Shares (the "Outstanding Shares") are issued and outstanding, and (b) twenty five million (25,000,000) preferred shares of par value $0.0001 per share, none of which are outstanding. The Outstanding Shares are duly authorized, validly issued, fully paid and non-assessable.

3.2.5   <u>Derivative Shares</u>. The Company has the following derivative securities (the "Derivative Shares") issued and outstanding:

3.2.4.1   three hundred and fifteen thousand one hundred and fourteen (315,114) common share purchase warrants exercisable at thirty cents ($0.30) per share at any time until November 30, 2010;

3.2.4.2   four million four hundred and eighty one thousand dollars ($4,481,000) plus seven percent (7%) accrued interest in debt convertible into common shares at thirty five cents ($0.35) per share at any time until November 30, 2010;

3.2.4.3   Two hundred fifty thousand dollars ($250,000) plus ten percent (10%) accrued interest in debt convertible into common shares at twenty five cents ($0.10) per share at any time until May 6, 2010.

Except as to the Outstanding Shares and the Derivative Shares, the Company has not granted any other rights nor incurred any other commitments to purchase, acquire, convert or exchange any other securities for common or preferred shares of the Company and there are no other contracts, commitments, agreements, understandings, arrangements or restrictions that require the Company to issue, sell or deliver any of its stock or other securities. The Company has sufficient authorized, unissued shares of its common stock to consummate the transactions contemplated herein, and such stock bears no restriction on issuance that would prohibit issuance to the Holders as contemplated herein.

Exhibit 10(ii)

3.2.5   <u>Corporate Records</u>. All transactions of the Company have been promptly and properly recorded or filed in or with its respective books and records, and the minute books contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof.

3.2.6   <u>Company Directors</u>. The directors and officers of the Company are as follows:

Directors	Officers	
Nora Coccaro	Nora Coccaro	President and Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer
Markus Mueller		

3.2.7   <u>Liabilities</u>.   Except as shown in its most recent publicly released audited financial statements and interim un-audited financial statements (the "Company Financials") the Company has no material liabilities of any kind whatsoever, contingent or non-contingent, other than those incurred in the ordinary course of business, including, without limitation, commercial real estate leases, utilities, telephone, and legal services.

3.2.8   <u>Liabilities at Closing</u>. Except as may otherwise be set forth in Section 3.2.7 above, the value of all liabilities of the Company, including any exposure under any guarantees, as at the Closing Date, shall not be in excess of those normally incurred and paid by the Company in the ordinary course of business.

3.2.9   <u>Assets</u>. The Company has good and marketable, legal and beneficial title to all of the property comprising its assets as shown on the Company Financials, free and clear of all Encumbrances. Such assets constitute all of the property, rights and other assets used by the Company, or which are necessary or desirable to conduct the Company's business as conducted prior to the date hereof. Without limiting the generality of the foregoing, none of the personal property or the fixed plant and equipment shown in the Company Financials is leased or otherwise used in the Company's business subject to any agreement with any third party.

3.2.10   <u>Corporate Records and Financial Statements</u>. All material transactions relating to the Company's business have been promptly and properly recorded or filed in or with the Company's books and records. The minute books of the Company contain complete and accurate records of the meetings and proceedings of stockholders and directors thereof. The Company Financials for the period ending March 31, 2006, fairly and accurately present the financial condition of the Company as at such date and the results of its operations for the period then ended.

3.2.11   <u>Environmental Compliance</u>. Except in compliance with Environmental Laws, to the knowledge of the Company and its directors, the Company has not caused or permitted, and the Company and its directors have no knowledge of, any material release or disposal by any person of any Hazardous Substance on or from any premises formerly or presently used in the Company's business. All Hazardous Substances generated, handled, stored, treated, processed, transported or disposed of in the course of the Company's business have been generated, handled, stored, treated, processed, transported or disposed of in all material respects, in compliance with applicable Environmental Laws.

Exhibit 10(ii)

3.2.12 Payment of Taxes. The Company has paid all Taxes due and payable in relation to the Company's business and has paid all assessments that the Company has received in respect of Taxes.

3.2.13 Reassessments. No reassessments of Taxes have been issued against the Company in relation to the Company's Business nor is the Company aware of any pending or threatened assessment or reassessment for Taxes. The Company has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes.

3.2.14 Withholdings. The Company has withheld from each payment made to any of its current or former Employees, officers and directors, and to all other persons, all amounts required by law and will continue to do so until the Closing Date. The Company has remitted or will remit, such withheld amounts within the prescribed periods to the appropriate Governmental Authority. The Company has charged and collected and has remitted or will remit on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made in relation to the Company's business.

3.2.15 Contracts. The Company is not a party to, or bound by, any material contract, agreement or commitment of any kind in relation to its business other than this Agreement and the Securities Exchange Agreement (the "Company Contracts"). The Company Contracts are in full force and effect.

3.2.16 Employees. Complete and accurate particulars of the Company's Employees pertaining to the date of hire of such Employees and their annual remuneration and the names of those on long term disability, workers' compensation or leave of absence (if any) will be provided to Holders upon request. The Company does not have any written employment agreements relating to any of its Employees.

3.2.17 Collective/Employment Agreements. None of the Company's Employees is employed under a contract that cannot be terminated by the Company, with or without notice, including those Employees who are employed on indefinite hire requiring reasonable notice of termination by Applicable Law. The Company is not a party, either directly or by operation of law, to any collective bargaining agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company's Employees by way of certification, interim certification, voluntary recognition, or successor rights. There are no threatened or pending union organizing activities involving the Company's Employees and there are no threatened labor disputes or work stoppages relating to, or connected with, the Company's business.

3.2.18 Occupational Health and Safety. There are no outstanding inspection orders or charges or any other Orders made against the Company or its business. The Company is in compliance with all occupational health and safety rules and regulations in all material respects in relation to its business and there are no outstanding violations of such rules and regulations.

3.2.19 Insurance. The Company carries no insurance related to its business or assets.

Exhibit 10(ii)

3.2.20   Permits. The Company is in possession of and is in compliance with all Permits required by any Governmental Authority that are necessary to conduct the Company's business.

3.2.21   Absence of Legal Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by it of the transactions contemplated by this Agreement will not:

3.2.21.1   conflict with or violate the constituent documents of the Company;

3.2.21.2   conflict with or violate any Applicable Law; or

3.2.21.3   result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties is bound or affected, which, in any such case, would prohibit or delay the Company's ability to perform its obligations under this Agreement.

3.2.22   Reporting Status. The Company is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and is current in all required filings with the Commission as of the execution of this Agreement. The Company's reports filed with the Commission can be viewed at www.sec.gov. The Company will obtain approval of the transactions contemplated herein by the shareholders of the Company pursuant to a proxy solicitation (the "Proxy Solicitation"). Without limiting the generality of the foregoing:

3.2.22.1   the Proxy Solicitation will be conducted in compliance with Applicable Law.

3.2.22.2   the meeting of the Company's shareholders to approve the transactions contemplated in this Agreement (the "Meeting") will be noticed and conducted in all material respects in compliance with Applicable Law and with the Company's constituent documents.

3.2.22.3   at the Meeting, a quorum of shareholders of the Company will be present in person or represented by proxy.

3.4.22.4   the transactions contemplated in this Agreement will be presented to the requisite number of the Company's shareholders present in person or represented by proxy at the Meeting, in accordance with Applicable Law and the Company's constituent documents.

3.2.23   Litigation. There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the knowledge of the Company's directors, threatened against the Company or otherwise in relation to the Company or its assets or the Outstanding Shares or the Derivative Shares, before or by any Governmental Authority or court.

3.2.24   Conduct of Business - Changes. Since March 31, 2006:

Exhibit 10(ii)

3.2.24.1 the Company has conducted its business in the ordinary course, using reasonable efforts to preserve such business;

3.2.24.2 there has not been any material adverse change in the Company's assets, or affairs or the financial condition of the Company's business;

3.2.24.3 the Company has not:

3.2.24.3.1 increased the compensation paid or payable to any of its Employees or increased the benefits to which its Employees are entitled or provided any new benefits for any such Employees; or

3.2.24.3.2 modified, amended or terminated any contract to which it is or was a party in relation to the Company's business, except in the ordinary course of business with a view to the best interests of the Company's business.

3.2.25 <u>Investment Intent</u>. The Company is acquiring the Notes for investment purposes only and not with a view to or for resale or distribution and will not resell or otherwise transfer or dispose of the Notes except in accordance with the provisions of all Applicable Laws.

ARTICLE IV
CLOSING

4.1 <u>Holders' Deliveries at Closing</u>. On the Closing Date or unless expressly determined in writing otherwise, the Holders shall deliver to the Company the following:

4.1.1 The original Notes, duly endorsed for transfer to the Company;

4.1.2 Any consents required to transfer the Notes to the Company;

4.1.3 A closing certificate jointly signed by the Holders, certifying that at and as of the Closing Date, the representations and warranties made by the Holders contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by the Holders prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to Company by notice in writing; and

4.1.4 Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered to the Company by the Holders pursuant to this Agreement.

4.2 <u>The Company's Deliveries at Closing</u>. On the Closing Date or unless expressly determined in writing otherwise, the Company shall deliver to the Holders the following:

4.2.4 Share certificates representing the Exchanged Shares, duly issued for delivery to the respective Holders in the respective share amounts detailed on Exhibit A;

4.2.5 An original copy of a resolution of the board of directors of the Company authorizing the execution and delivery of this Agreement and the issuance of the Exchanged Shares in exchange for the Notes;

Exhibit 10(ii)

4.2.3   A closing certificate of a principal officer of the Company, certifying that at and as of the Closing Date, the representations and warranties made by the Company contained in this Agreement are true and correct as if made at the Closing Date and that all covenants, agreements and conditions required by this Agreement to be performed or complied with by the Company prior to or at the Closing Date have been performed and complied with, except as otherwise specifically disclosed to the Holders by notice in writing; and

4.2.4   Such other documents, certificates, instruments and agreements as are required or contemplated to be delivered to the Holders by the Company pursuant to this Agreement.

ARTICLE V
CONDITIONS PRECEDENT TO CLOSING

5.1   <u>Conditions Precedent to Obligations of the Company</u>. The obligations of the Company under this Agreement to consummate the transactions contemplated hereby shall be subject to the satisfaction on or before the Closing Date of the following conditions, *provided, however*, that the Company may waive the pre-Closing Date performance of the following conditions without waiving its right to require the post-Closing Date performance of the following conditions (unless expressly waived in a signed writing):

5.1.1   <u>Representations and Warranties True</u>. The representations and warranties of the Holders shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties that are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing Date.

5.1.2   <u>Performance of Covenants</u>.   The Holders shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by each Holder prior to or as of the Closing Date.

5.1.3   <u>No Governmental or Other Proceeding or Litigation</u>. No Order of any court or administrative agency shall be in effect which restrains or prohibits any transaction contemplated hereby; and no suit, action (other than the exercise of dissenters' rights), investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened that challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

5.1.4   <u>Closing Documentation</u>. The Company shall have received the documents identified in Section 4.1 and such additional documentation on the Closing Date as the Company and its counsel may reasonably require to evidence compliance by the Holders with all of their obligations under this Agreement.

5.1.5   <u>Shareholder Approval</u>. The transactions contemplated herein shall have been approved at the Meeting by holders of the requisite number of the Company's outstanding voting securities.

5.1.6   <u>Securities Exchange Agreement Executed, Consummated</u>.   The Securities Exchange Agreement shall have been executed by all parties to it and the transactions contemplated therein shall have been consummated, or shall be consummated contemporaneously with the transactions contemplated in this Agreement.

Exhibit 10(ii)

5.2   <u>Conditions Precedent to Obligations of the Holders</u>. The obligations of the Holders under this Agreement to consummate the transactions contemplated hereby shall be subject to the satisfaction, or to the waiver by the Holders on or before the Closing Date of the following conditions, *provided, however*, that the Holders may waive the pre-Closing Date performance of the following conditions without waiving their right to require the post-Closing Date performance of the following conditions (unless expressly waived in a signed writing):

     5.2.1   <u>Representations and Warranties True</u>. The representations and warranties of the Company shall be in all material respects true and accurate as of the date when made, and, except as to representations and warranties that are expressly limited to a state of facts existing at a time prior to the Closing Date, shall be in all material respects true and accurate at and as of the Closing Date.

     5.2.2   <u>Performance of Covenants</u>. The Company shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or as of the Closing Date including but not limited to the obligation to loan Providence up to $5,000,000 pursuant to the terms of the Promissory Note on or prior to the Closing Date.

     5.2.3   <u>No Governmental or Other Proceeding or Litigation</u>. No Order of any court or administrative agency shall be in effect that restrains or prohibits any transaction contemplated hereby; and no suit, action, other than the exercise of dissenters' rights, investigation, inquiry or proceeding by any governmental body or other person or entity shall be pending or threatened that challenges the validity or legality, or seeks to restrain the consummation, of the transactions contemplated hereby.

     5.2.4   <u>Closing Documentation</u>. The Holders shall have received the documents identified in Section 4.2 and such additional documentation on the Closing Date as the Holders and their respective counsel may reasonably require to evidence compliance by the Company with all of its obligations under this Agreement.

     5.2.5   <u>Shareholder Approval</u>. The transactions contemplated herein shall have been approved at the Meeting by holders of the requisite number of the Company's outstanding voting securities.

     5.2.6   <u>Securities Exchange Agreement Executed, Consummated</u>. The Securities Exchange Agreement shall have been executed by all parties to it and the transactions contemplated therein shall have been consummated, or shall be consummated contemporaneously with the transactions contemplated in this Agreement.

Exhibit 10(ii)

ARTICLE VI
INDEMNIFICATION

6.1   <u>Indemnity of the Holders</u>. The Company agrees to defend, indemnify and hold harmless each Holder from and against, and to reimburse each Holder with respect to, all Losses ("Holders' Losses") asserted against or incurred by such Holder by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement made by the Company or in any document or closing certificate delivered by the Company pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby. Notwithstanding the foregoing provisions of this Section 6.1, no claim for indemnification shall be made by any Holder against the Company unless and until the aggregate of all Holders' Losses exceed $25,000.

6.2   <u>Indemnity of the Company</u>. Each Holder, acting severally and not jointly, agrees to defend, indemnify and hold harmless the Company from and against, and to reimburse the Company with respect to, all Losses ("Company Losses") asserted against or incurred the Company by reason of, arising out of, or in connection with any material breach of any representation or warranty contained in this Agreement and made by such Holder or in any document or certificate delivered by such Holder pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided, however, that each Holder shall only be required to defend, indemnify and hold harmless the Company for the representations and warranties made by such Holder. Notwithstanding the foregoing provisions of this Section 6.2, no claim for indemnification shall be made by Company against any Holder unless and until the aggregate Company Losses exceed $25,000.

6.3   <u>Indemnification Procedure</u>.   A party (an "Indemnified Party") seeking indemnification shall give prompt notice to the other party (the "Indemnifying Party") of any claim for indemnification arising under this Article VI. The Indemnifying Party shall have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party shall not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel shall determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement shall be made without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

Exhibit 10(ii)

ARTICLE VII
NO JOINT AND SEVERAL OBLIGATIONS

7   The Holders acknowledge and agree that the Company is entering into this Agreement in reliance upon the personal covenants of the Holders. All covenants, representations and warranties provided by the Holders in this Agreement are provided on a several and not joint basis as between the respective Holders with the intent and effect that the Holders shall be severally and not jointly bound thereby, and responsible therefor, up to the Closing Date, and after the Closing Date the Holders shall remain severally and not jointly liable for the breach of any representations, warranties or covenants under this Agreement made by any of the Holders.

ARTICLE VIII
MISCELLANEOUS

8.1   <u>Amendment and Modification; Waiver</u>. This Agreement may only be amended or modified in writing, signed by all of the parties hereto. No waiver in writing of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.2   <u>Further Assurances</u>. The parties will execute and deliver such further documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement and the transactions contemplated hereby.

8.3   <u>Expenses</u>. Except as otherwise expressly provided in this Agreement and whether or not the transactions contemplated by this Agreement are completed, the parties shall bear their own respective expenses (including, but not limited to, all compensation and expenses of counsel, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

8.4   <u>Public Disclosure</u>. The parties agree that, except as may be required to comply with the requirements of Applicable Laws, the parties shall keep the terms of this Agreement, and the agreements entered into in relation hereto, confidential. In this regard, the Holders acknowledge that the Company is a publicly traded and that the Company may decide, in its sole discretion, when and how to comply with applicable reporting requirements incumbent upon it's publicly traded status.

8.5   <u>Assignment</u>. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld.

8.6   <u>Parties in Interest</u>. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs or other personal legal representatives and permitted assigns. Except as expressly provided in this Agreement, nothing in this Agreement is intended to confer upon any person other than the Company and the Holders or their respective successors, heirs or other personal legal representatives or permitted assigns, any rights or remedies under or by reason of this Agreement.

8.7   <u>Counterparts</u>. This Agreement and any amendments hereto may be executed in one or more counterparts, each of which shall be deemed to be an original by the parties executing such counterpart, but all of which shall be considered one and the same instrument. A signed facsimile or telecopied copy of this Agreement shall be effectual and valid proof of execution and delivery.

Exhibit 10(ii)

8.8   <u>Performance on Holidays</u>. If any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

8.9   <u>Notice</u>. All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the party for whom intended, as follows, or to such other address or facsimile number as may be furnished by such party by notice in the manner provided herein:

If to Company:

> Healthbridge, Inc.
> 1066 West Hastings Street, Suite 2610
> Vancouver, British Columbia V6E 3X2
> Attn: Nora Coccaro
> Phone: (604) 602-1717
> Fax: (604) 687-6755
> Email: noracoccaro@attglobal.net

With a copy to:

> Ruairidh W. Campbell, Esq.
> Orsa & Company
> 1403 E 900 S
> Salt Lake City, UT 84105
> Phone: (801) 582-9606
> Fax: (801) 582-9629
> Email: ruairidhcampbell@msn.com

If to a Holder:

> To the address of such Holder shown on the signature page to this Agreement, or to such other address as the Holder shall have notified the other parties in writing

With a copy to:

> David Turner, Esq.
> Scheef & Stone, L.L.P.
> 5956 Sherry Lane, Suite 1400
> Dallas, Texas 75225
> Phone: (214) 706-4205
> Fax: (214) 706-4242
> Email: david.turner@solidcounsel.com

Exhibit 10(ii)

8.10   <u>Governing Law</u>. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Texas, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Texas in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Agreement obtains a judgment against it in such a proceeding, the party that obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

8.11   <u>Severability</u>. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforced as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

8.12   <u>Entire Agreement</u>. This Agreement and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

[SIGNATURE PAGES FOLLOW]

Exhibit 10(ii)

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first set forth above.

THE COMPANY:

HEALTHBRIDGE, INC.

By: /s/ Nora Coccaro
    Nora Coccaro
    Chief Executive Officer

HOLDERS:	*ADDRESS:*
	c/o Scherrer & Partner
	Bleicherweg 66
/s/ Edward Kneiffel	8002 Zurich, Switzerland
Edward Kneiffel	
	c/o Scherrer & Partner
	Bleicherweg 66
/s/ Christian Diem	8002 Zurich, Switzerland
Christian Diem	
	c/o Scherrer & Partner
	Bleicherweg 66
/s/ George Scherrer	8002 Zurich, Switzerland
George Scherrer	
	c/o Scherrer & Partner
	Bleicherweg 66
/s/ Markus Muller	8002 Zurich, Switzerland
Markus Muller	

GLOBAL PROJECT FINANCE AG

                                           Sunnaerai 1
                                           6072 Sachseln
By: /s Global Project Finance AG   Switzerland
    Name (print):
    Title:

Exhibit 10(ii)

JTE PROJECT FINANZ AG

By: /s/ JTE Project Finanz AG
Name (print):
Title:

Birmensdorferstrasse 55
8044 Zurich
Switzerland

SWANLAKE INVESTMENTS LIMITED

By: /s/ Swanlake Investments Limited
Name (print):
Title:

Shirley House
50 Shirley Street
Nassau, Bahamas

CARRERA INVESTMENTS LIMITED

By: /s/ Carrera Investments Limited
Name (print):
Title:

Shirley House
50 Shirley Street
Nassau, Bahamas

/s/ Bo Thorwald Berglin
Bo Thorwald Berglin

c/o Thurn & Taxis Capital
Management AG Vaduz
Seestrasse 33
CH-8702 Zollikon, Switzerland

/s/ Gosta Wilhelm Bergholtz
Gosta Wilhelm Bergholtz

c/o Thurn & Taxis Capital
Management AG Vaduz
Seestrasse 33
CH-8702 Zollikon, Switzerland

/s/ Inge Wicki
Inge Wicki

c/o Thurn & Taxis Capital
Management AG Vaduz
Seestrasse 33
CH-8702 Zollikon, Switzerland

/s/ James Ladner
James Ladner

Gartenstrasse 10
CH 8002 Zurich, Switzerland

Exhibit 10(ii)

/s/Neal Bezaire
Neal Bezaire

709 Garner Place
Estevan, Saskatchewan
Canada

/s/ Norma Bezaire
Norma Bezaire

709 Garner Place
Estevan, Saskatchewan
Canada

/s/ Arden Gibb
Arden Gibb

RR #5
Saskatoon, Saskatchewan
Canada

Exhibit 10(ii)

Exhibit A
To
Note Exchange Agreement

DISTRIBUTION OF EXCHANGED SHARES

HOLDER	NO. SHARES
Edward Kneiffel	50,000
Christian Diem	400,000
George Scherrer	400,000
Markus Muller	2,160,949
Global Project Finance AG	1,100,000
JTE Finanz AG	500,000
Swanlake Investments Limited	1,600,000
Carrera Investments Limited	1,485,037
Bo Thorwald Berglin	2,658,759
Gosta Wilhelm Bergholtz	291,119
Inge Wicki	291,119
James Ladner	681,119
Neal and Norma Bezaire	165,000
Arden Gibb	430,568
TOTAL	12,213,670

Exhibit 99

NEWS RELEASE

Healthbridge's Target, Providence, Completes the Acquisition of 12,832 Acres of Oil and Gas Leases in Val Verde County, Texas

VANCOUVER, British Columbia, Apr 11, 2006 (BUSINESS WIRE) -- Healthbridge, Inc., (OTCBB:HHBR) (BCN:HBZ) ("Healthbridge"), today announced the completion of the acquisition of 12,832 acres of oil and gas leases located in Val Verde County, Texas, by Providence Exploration, LLC ("Providence"). Under the terms of the transaction, Providence purchased the acreage from Global Mineral Solutions, LLC, in exchange for $3,849,600, of which $1,924,800 was paid in cash, and the remainder paid with a promissory note in the amount of $1,924,800 convertible into 3,500,000 shares of Healthbridge common stock within 30 days of Healthbridge's acquisition of Providence.

The Val Verde leases include multiple deep drilling targets for natural gas exploration, development and production within the Ellenburger carbonate, Strawn carbonate and Pennsylvanian-Wolfcamp sandstone reservoirs. Harding Company ("Harding") will participate as a joint venture operating partner with a 5% working interest. The undiscovered resource potential for the acquired acreage totals approximately four hundred billion cubic feet (400 BCF) of gas from which Providence has the right to earn an 82% working interest, which equates to a 61.5% net revenue interest.

Healthbridge is now in the process of raising up to $10,000,000 to fund exploration, development and anticipated production from Providence's leased properties.

Harding Company

Harding (www.hardingcompany.com) is a privately held Texas corporation headquartered in Dallas, Texas. Harding has drilled and completed hundreds of wells in North Texas and has been drilling, completing and producing gas from Barnett shale wells since 2002. On March 30, 2006, DFW International Airport announced that the Harding/Exxon Mobil Corp (NYSE:XOM), www.exxonmobil.com, bid group is among 12 entities that are qualified to submit bids for drilling natural gas in the Barnett shale under airport acreage. Providence signed a joint exploration agreement with Harding in October of 2005 to explore, develop and produce oil and gas from the Marble Falls and Barnett Shale formations in targeted areas of the Fort Worth basin. Providence also looks forward to working with Harding on the development of the Val Verde leases.

Providence Exploration LLC

Providence is headquartered in Dallas, Texas, and is involved in oil and gas exploration. Healthbridge has executed a definitive agreement to acquire Providence and its wholly owned subsidiaries in a stock for ownership exchange which includes a commitment to loan Providence up to $5,000,000 of which Healthbridge has advanced approximately $4,200,000 to date. The advances have been used to acquire leasehold interests in Comanche, Hamilton and Val Verde Counties, to fund initial exploratory work carried out by Harding on the Comanche and Hamilton county leases, and general working capital. The definitive agreement requires the exchange of 16,500,000 shares of Healthbridge's common stock for 100% of the outstanding membership units of Providence. Healthbridge expects to close the transaction, subject to shareholder approval, on June 9, 2006.

FORWARD-LOOKING STATEMENTS

A number of statements contained in this press release may be considered to be forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. These forward-looking statements involve a number of risks and uncertainties, including timely development, competitive market conditions, successful integration of acquisitions and the ability to secure financing. The actual results Healthbridge may achieve could differ materially from any forward-looking statements due to such risks and uncertainties. Healthbridge encourages the public to read the information provided here in conjunction with its most recent filings on Form 10-KSB and Form 10-QSB. Healthbridge's public filings may be viewed at www.sec.gov.

CONTACT:

Healthbridge, Inc.
Nora Coccaro, CEO, 305-498-7574
noracoccaro@attglobal.net

OR

Markus Mueller, Director, +41-44-280-5066
muller@fes.ch

OR

Providence Exploration, LLC
Abraham Janz, President, 214-695-5848
abrahamjanz@aol.com